(logo) Fidelity Investments®	Fidelity Pricing & Cash Management Services 245 Summer Street Boston, MA 02210–1129 617–563–7000

January 30, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Salem Street Trust (the trust):

Fidelity Conservative Income Bond Fund

Fidelity Corporate Bond Fund

Fidelity Global Strategies Fund

Fidelity Inflation-Protected Bond Fund

Fidelity Intermediate Bond Fund

Fidelity Investment Grade Bond Fund

Fidelity Municipal Income 2015 Fund

Fidelity Municipal Income 2017 Fund

Fidelity Municipal Income 2019 Fund

Fidelity Municipal Income 2021 Fund

Fidelity Municipal Income 2023 Fund

Fidelity Series 1000 Value Index Fund

Fidelity Series Global ex U.S. Index Fund

Fidelity Series Inflation-Protected Bond Index Fund

Fidelity Series Investment Grade Bond Fund

Fidelity Short-Term Bond Fund

Fidelity Strategic Dividend & Income Fund

Fidelity Strategic Real Return Fund

Fidelity Tax-Free Bond Fund

Money Market Portfolio

Spartan Emerging Markets Index Fund

Spartan Global ex U.S. Index Fund

Spartan Inflation-Protected Bond Index Fund

Spartan Intermediate Treasury Bond Index Fund

Spartan Long-Term Treasury Bond Index Fund

Spartan Mid Cap Index Fund

Spartan Real Estate Index Fund

Spartan Short-Term Treasury Bond Index Fund

Spartan Small Cap Index Fund

Spartan U.S. Bond Index Fund (the funds)

File No. 811-02105

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a–6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Forms of Proxy to be sent to shareholders in connection with a Special Meeting of Shareholders of the funds to be held on May 12, 2015. Pursuant to Rule 14a–3(c), the required informational copy of each fund’s Annual Report for the most fiscal period has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about March 16, 2015. In order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than February 9, 2015.

Please contact Jamie Plourde at (817) 474–7037 with any questions or comments relating to this filing.

Sincerely,

/s/ Jamie Plourde

Jamie Plourde
Legal Product Group